Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL

RESULTS FOR THE FIRST FISCAL QUARTER ENDED JUNE 30, 2017

Quarterly Revenues Increase 21% from Prior Year

Herndon, VA***July 31, 2017***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its first fiscal quarter ended June 30, 2017.

Revenues for the three months ended June 30, 2017 increased by $7.5 million or 21% to $43.8 million as compared with $36.3 million for the three months ended June 30, 2016. Gross profit for the three months ended June 30, 2017 was $5.1 million (11.5% of revenues) compared with $4.5 million (12.5% of revenues) for the three months ended June 30, 2016. Operating income for the three months ended June 30, 2017 was $0.3 million (0.6% of revenues) compared with operating income of $0.5 million (1.5% of revenues) for the three months ended June 30, 2016. Operating income for the quarter ended June 30, 2017 includes approximately $350,000 of start-up costs related to revenue growth as described below. Net income for the three months ended June 30, 2017 was $0.1 million, or $0.01 per basic and diluted share outstanding, compared with net income of $0.2 million, or $0.02 per basic and diluted share outstanding for the three months ended June 30, 2016.

The increases in revenues and gross profits for the three months ended June 30, 2017, as compared with the same period of the prior year, was primarily driven by the commencement of work under the contracts with the U.S. Postal Service (“USPS”) in June 2016, a new multi-state security services contract with a large online retailer that started in June 2017, and increased revenues from a major transportation company. These increases were partly offset by start-up costs incurred in connection with new revenue growth and reductions in revenues from residential and retail customers. Start-up costs incurred in connection with new revenue growth and included in cost of sales during the quarter ended June 30, 2017 were approximately $90,000.

General and administrative expenses increased by 16.7% or $0.7 million, to $4.8 million (10.9% of revenues) in the quarter ended June 30, 2017, as compared to $4.1 million (11.3% of revenues) in the corresponding period of the prior year. The increase in general and administrative expenses consisted primarily of employee compensation and information technology costs incurred in support of increasing revenues, partly offset by lower legal and labor settlement costs. While revenues for the quarter ended June 30, 2017 increased by 21% over the quarter ended June 30, 2016, we were able to successfully leverage our existing cost structure with relatively small increases in employee compensation and benefit costs. We did however incur increased information technology and communications costs in support of the increased revenues. Start-up costs incurred in connection with new revenue growth and included in general and administrative costs in the quarter ended June 30, 2017, were approximately $260,000. Excluding these start-up costs, general and administrative costs in the quarter ended June 30, 2017 increased by 10.3% to 10.3% of revenues.

The decrease in net income for the three months ended June 30, 2017, as compared with the corresponding period of the prior year was due mainly to the above-mentioned increase in general and administrative costs (including start-up costs incurred in connection with new revenue growth) and increased interest expense partly offset by the increase in gross profits attributable to the increased revenues, a reduction in the loss from our minority investment in Ocean Protection Services and a lower overall effective income tax rate.

Craig P. Coy, Chief Executive Officer of Command Security, said, “This quarter we kept the entire team working very hard as we transitioned the addition of two new major contracts. And, in the process we added almost $40 million of annual revenues. Our team traveled to over 12 Northeast and Midwest states to implement operating systems, on-board over 800 new employees and assume full responsibility for security services effective June 1, 2017. Almost simultaneously, our team recruited and hired another 250 new employees to provide physical security services for 12 data center sites in the Northern Virginia area effective July 1, 2017. Our pipeline of new business remains robust as we continue to seek new opportunities with customers who value high quality security services.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by the Company contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”), and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the SEC. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the SEC.

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Income Statement Highlights	Three Months Ended June 30,
	(Unaudited)
	2017	2016

Revenues	$43,802,721	$36,336,208
Gross profit	5,053,171	4,549,007
General and administrative	4,778,205	4,094,912
Operating income	272,478	528,956
Equity loss in minority investment of unconsolidated affiliate	(25,200)	(100,000)
Provision for income taxes	84,000	214,000
Net income	71,351	160,971
Net income per common share:
Basic	0.01	0.02
Diluted	0.01	0.02
Weighted average number of common shares outstanding:
Basic	9,848,186	9,792,618
Diluted	10,264,096	10,156,337

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

Balance Sheet Highlights	June 30, 2017	March 31, 2017
	(Unaudited)
Cash and cash equivalents	$941,052	$1,042,291
Accounts receivable, net	30,587,577	29,189,233
Total current assets	35,133,140	34,837,686
Total assets	41,560,680	41,779,850
Short-term debt	11,960,526	12,228,679
Total current liabilities	25,126,901	25,530,945
Total liabilities	25,588,522	25,897,268
Stockholders’ equity	15,972,158	15,882,582
Total liabilities and stockholders’ equity	$41,560,680	$41,779,850